November 20, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Mail Stop 4561

Attn:       Stephen Krikorian
Morgan Youngwood

Re:	Acxiom Corporation
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed August 7, 2015
File No. 000-13163

Gentlemen:

We submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Acxiom Corporation (the “Company” or “Acxiom”) received by letter dated October 30, 2015 relating to the Company’s Form 10-Q for the quarterly period ended June 30, 2015 (File No. 000-13163) filed on August 7, 2015 (the “10-Q”).

Each Staff comment arises from the reclassifications made by the Company in its statement of operations.  The reclassifications occurred as a result of actions taken by the Company to expand our overall managerial, operational, and financial reporting capabilities.  At the same time we were able to expand the number of expense captions in our presentation, the result of which was more transparency, industry comparability and granularity for our investors.

Background:

Approximately three years ago, the Company’s management team set out to transform Acxiom. The transformation included both a re-investment in technology and new products and a top-to-bottom renovation of our managerial, operational and financial reporting capabilities.  The renovation of our reporting capabilities was necessary in order to manage the business differently and provide investors with enhanced transparency and granularity.

To accomplish these objectives, the Company undertook a multi-year effort that included the following activities:

•	Re-architecting our core data model,
•	Developing a divisional organizational management model,
•	Mapping each individual employee to a specific cost center,
•	Redefining job roles, and
•	The implementation of new enterprise accounting and reporting systems

U.S. Securities and Exchange Commission
November 20, 2015

Impact on Financial Reporting:

These efforts have enabled the Company to make significant improvements in its financial reporting.  Beginning in our current fiscal year, we have expanded segment disclosure consistent with the implementation of our revised organizational and reporting model and are classifying costs in a manner which we believe, as a result of our benchmarking activities, is contemporary with industry peers and best in-class technology companies.  Additionally, we are providing our investors and users of our financial statements with increased transparency and granularity:

•
Historically, the Company presented operating costs and expenses, exclusive of gains, losses, and other items, net and impairment charges, in two categories: Cost of revenue (COR) and Selling, general, and administrative (S,G&A).

•
Our revised presentation includes the addition of a gross profit caption on the consolidated statement of operations and expanded operating expense categories including: Research and development (R&D), Sales and marketing (S&M), and General and administrative (G&A).

These improvements were a direct result of the Company’s methodical and disciplined approach to transform the business and more directly reflect how management now operates the business and evaluates results. Without exception, our investors and users of our financial statements and disclosures have applauded our efforts.

Again, the expanded segment disclosures, as a result of changes in our organization structure and internal reporting model, along with the expanded statement of operations classifications provide an additional level of disaggregation which we believe the readers of our financial statements will find useful.  These changes had no impact on revenue, income (loss) from operations, or net earnings (loss).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each with the Company’s response.  Page references correspond to the page of the 10-Q. References to “we”, “our”, or “us” mean the Company.

Consolidated Financial Statements

Note 1.  Basis of Presentation and Summary of Significant Accounting Policies

Reclassifications, page 9

1.	We note your response to prior comment 1 and have the following comments:

o
Please explain why you believe that using the predominate function performed by your employees was an appropriate basis to classify expenses in prior periods.  Your response further indicates that you have evolved from certain functions being performed by generalists with multiple responsibilities to these functions being staffed with dedicated and specialized personnel.  In this regard, clarify why your expense classification methodology should change when it appears that your current presentation is based on a change in functions performed by your employees.  Article 5 of Regulation S-X requires that the Company’s financial statements report costs and expenses based on the function performed by its employees (e.g., cost of revenue vs. selling, general and administrative).  The Company has the obligation to maintain books and records in a manner to achieve this reporting objective, and we recognize that in some circumstances, reasonable allocation methodologies may be warranted.  Please explain how your financial statement expense classification materially complied with Article 5 of Regulation S-X.

U.S. Securities and Exchange Commission
November 20, 2015

o
Please describe your basis for reallocating the prior year amounts considering that certain functions were previously being performed by generalists with multiple responsibilities.  Clarify how you were able to establish this basis subsequent to the reporting period.

As a result of the change in presentation, certain prior year amounts have been reclassified to conform to the current presentation.  A summary of the changes include:

•	Separation of R&D from COR. For the quarter ended June 30, 2014, this resulted in a $16.4 million reclassification from COR to R&D.

•	Separation of S,G&A into S&M and G&A. For the quarter ended June 30, 2014, this resulted in a $11.3 million reclassification from S,G&A to S&M, and a corresponding $32.4 million G&A balance.

Additionally, as more fully described below, the Company concluded as it was preparing the more detailed statement of operations, that certain functional expenses that it had previously considered most appropriately classified as COR would be better presented as S&M or G&A costs.  These amounts have been reclassified in prior periods to be consistent with the method currently used to classify those functional expenses.  A summary of the changes include:

•
The Company previously believed the classification of all of its account management functional expenses was most appropriate as COR.  These functional activities include supporting existing client relationships and managing client service activities, as well as responsibilities for contract extensions and up-sell activities. Prior to fiscal 2015, these activities were all performed by the same account management personnel.  During fiscal 2015, the Company undertook activities designed to clarify individual job roles and separately assigned personnel responsible for the existing client contract management activities and personnel responsible for contract extension and up-sell activities.  Because the activities were still focused on existing clients, the Company continued, during fiscal 2015, to classify all of the costs as COR.  As the Company implemented its new division organizational and reporting model, completed classification of individual job roles and decided to refine its statement of operations presentation, beginning in fiscal 2016, the Company reevaluated whether all of these activities were best considered COR.  The Company concluded that as a result of these considerations the classification of account management functions responsible for contract extension and up-sell activities as S&M expense would be more consistent with industry practices.  Therefore, the Company reclassified similar costs for fiscal year 2015.  For the quarter ended June 30, 2014, this resulted in a $15.2 million reclassification from COR to S&M.

•
The Company previously classified all IT project management functions as COR.  This function principally included activities related to and supporting existing and new client projects as well as internal infrastructure projects.  During fiscal 2015, the Company undertook steps designed to clarify individual job roles and separate personnel responsible for internal infrastructure projects.  However, at the time, the Company continued to believe that classification of all IT project management functions as COR was appropriate. As the Company implemented its new division organizational and reporting model and decided to refine its statement of operations presentation, beginning in fiscal 2016, the Company reevaluated whether all of these activities were best classified as COR.  The Company concluded that as a result of these considerations, the classification of IT project management functions responsible for internal infrastructure projects as G&A expense would be more consistent with industry practice.  Therefore, the Company reclassified similar costs for fiscal year 2015.  For the quarter ended June 30, 2014, this resulted in a $1.4 million reclassification from COR to G&A.

U.S. Securities and Exchange Commission
November 20, 2015

•
Additionally, the Company has refined its approach for allocating certain shared IT costs between client facing IT and internal IT.  The Company modified its prior period allocation to be consistent with current methodology and this resulted in a $0.6 million reclassification from COR to G&A.

The change in classification results from both the expansion of operating cost and expense captions (e.g. separation of R&D from COR) as well as the evolution of roles that we believe are better classified within a different category of operating costs and expenses. We believe it was appropriate to recognize the noted presentational changes in our consolidated statement of operations to reflect such evolution of the business and to provide clarity and transparency about our costs and expenses.  We evaluated our current and prior presentations and believe they are compliant with Regulation S-X 210.5-03. We have also reclassified prior year balances in order to conform to the current year’s presentation for the purpose of consistency of the consolidated financial statements and to comply with ASC 205-10-45-3 and 205-10-50-1. In future filings, we plan to expand the explanation of the reclassifications such that users of the financial statements will have additional information regarding the nature and cause of such reclassifications.

The following is our planned additional footnote disclosure for the quarter ending December 31, 2015:

 Reclassifications

During the quarter ended June 30, 2015, the Company reviewed its classification of expenses in its statement of operations and made several changes in an effort to bring added transparency to its reporting.  Expenses for prior periods have been reclassified to conform to the current-year presentation. The reclassifications had no effect on loss from operations, loss from continuing operations before income taxes, or net loss. The following is a summary of the reclassifications for the quarter and year-to-date periods ended December 31, 2014:

Additional categories of operating costs and expenses in the Consolidated Statement of Operations:  The Company has segregated R&D costs previously reported as a component of COR and has separated S,G&A into S&M and G&A.  In addition, the Company added a gross profit subtotal to its Consolidated Statement of Operations.

Reclassification of operating costs and expenses:  The Company previously classified all account management functions (which include activities supporting existing client relationships and managing client service activities, as well as responsibilities for existing client contract extensions and up-sell) and all IT project management activities as COR.  As the Company is now disaggregating its operating results into more granular categories of costs, and as a result of activities during fiscal 2015 to clarify and segregate account management roles between those supporting existing client relationships and those focused on existing contract extensions and upsell and IT project management roles between client-facing and internal projects, certain costs are presented in a new category.  Account management costs supporting contract extension and upsell are now classified as S&M, and internal project management costs are now classified as G&A.  Accordingly, prior year amounts have been reclassified to conform to the current presentation.

Operating costs and expenses are now classified in the following categories in the Consolidated Statement of Operations:

U.S. Securities and Exchange Commission
November 20, 2015

•
Cost of revenue includes all direct costs of sales such as data and other third party costs directly tied to revenue.  Cost of revenue also includes operating expenses for each of the Company’s operations cost centers such as client services, account management, agency, consulting, IT, data acquisition, and product operations.  Finally, cost of revenue includes amortization of internally developed software.

•	Research and development includes operating expenses for the Company’s engineering and product/project management functions supporting research, new development, and related product enhancement.

•	Sales and marketing includes operating expenses for sales, marketing, and product marketing cost centers.

•	General and administrative represents operating expenses for all corporate costs centers, including finance, human resources, legal, corporate IT, and the corporate office.

The following table summarizes the reclassification activity for the three months ended December 31, 2014 (dollars in thousands):
	As previously reported1	Category expansion	Account management reclass	IT reclass	As currently reported
Cost of revenue	$162,521	$(18,973)	$(15,454)	$(2,968)	$125,126
Research and development	$-	$18,973	$-	$-	$18,973
Selling, general and administrative	$44,634	$(44,634)	$-	$-	$-
Sales and marketing	$-	$15,342	$15,454	$-	$30,796
General and administrative	$-	$29,292	$-	$2,968	$32,260

The following table summarizes the reclassification activity for the nine months ended December 31, 2014 (dollars in thousands):
	As previously reported1	Category expansion	Account management reclass	IT reclass	As currently reported
Cost of revenue	$474,293	$(55,121)	$(45,437)	$(8,022)	$365,713
Research and development	$-	$55,121	$-	$-	$55,121
Selling, general and administrative	$135,360	$(135,360)	$-	$-	$-
Sales and marketing	$-	$40,216	$45,437	$-	$85,653
General and administrative	$-	$95,144	$-	$8,022	$103,166

1 Adjusted for discontinued operations

o
We note that you have expanded your definition of research and development expenses to include additional costs related to product engineering and product/project management functions supporting research, new developments and related product enhancements.  Please explain how such costs were previously assigned or allocated.  Tell us your consideration of disclosing the impact of this change in your quarterly filings.  In addition, clarify whether the R&D expense disclosed in prior periods is consistent with the definition in ASC 730.

U.S. Securities and Exchange Commission
November 20, 2015

o
Please clarify the nature and amount of research and development costs previously included in cost of revenues other than the capitalization of software to be sold, leased or otherwise marketed.  Explain how those other research and development expenses other than the capitalization of software to be sold, leased or otherwise marketed are directly related to the services rendered.

As noted in our response, the Company previously reported all operating costs and expenses as either COR or S,G&A.  All expenses currently reported as R&D were previously reported as COR. The Company believes the classification of R&D expenses in COR was acceptable as there is no requirement for separately disclosing R&D on the face of the Consolidated Statement of Operations, and no guidance on the caption in which it should be presented if not presented in its own caption. As R&D costs are related to product development activities, we believed classification as COR rather than S,G&A, was more appropriate. The Company complied with ASC 730-10-50-1 by disclosing the amount of R&D costs incurred.  That disclosure noted that R&D expenses were included as a component of COR.

As previously described, the current year R&D disclosure reflects an expanded definition of research and development expenses compared to the definition we used in prior years.  The costs in the current year presentation of R&D include those related to product engineering and product/project management functions supporting research, new developments and related product enhancements, as well as an appropriate allocation of indirect costs. We believe our current definition is consistent with ASC 730-10-15-3. Under this definition the amount of R&D expense for the year ended March 31, 2015 is $74.4 million as compared to the amount previously reported in Footnote No. 7 of the Company’s March 31, 2015 Form 10-K of $20.3 million.

In future filings, we will specifically disclose the expanded definition of R&D and the impact of such change on the amounts previously disclosed.

We considered if the difference in disclosure of R&D expense would have an impact on users of our consolidated financial statements.  R&D expense was previously disclosed in a note to the Company’s consolidated financial statements.  The change in R&D expense disclosure had no financial impact on the Company’s revenue, loss from operations, net loss or loss per share, or any other financial statement caption in any quarterly or annual report as filed with the Commission in prior fiscal years.  The Company considers the most important financial metrics for users of our consolidated financial statements, including investors in the Company’s securities, to be revenue, net earnings (loss)/earnings (loss) per share, and measures of cash flows. These first two metrics also align with the financial guidance that the Company provides in its quarterly and annual public earnings releases. None were impacted by the change of our R&D expense disclosure.

The Company’s qualitative analysis also considered the following factors: segment disclosures, debt covenant calculations and management and associate compensation.  None were impacted by the change in the disclosure.  Additionally, the change in disclosure did not result in the concealment of an unlawful transaction.

Based on our evaluation of these factors the Company does not believe the difference in presentation of R&D expense to be material.

o
As part of your response, explain in greater detail how you determined that the reclassification did not result from a mistake in the application of GAAP or oversight or misuse of facts that existed at the time the financial statements were prepared.  If you conclude the reclassification represents an error, please provide us with a reasonably detailed SAB 99 analysis encompassing each period affected including annual periods, and if material, tell us your consideration of amending your most recent Form 10-K.

U.S. Securities and Exchange Commission
November 20, 2015

The Company does not believe the reclassification resulted from a mistake in the application of GAAP or oversight or misuse of facts that existed at the time the financial statements were prepared.  Regulation S-X 210.5-03 describes disclosure requirements of operating costs and expenses as follows:

2. Costs and expenses applicable to sales and revenues. State separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues. Merchandising organizations, both wholesale and retail, may include occupancy and buying costs under caption 2(a). Amounts of costs and expenses incurred from transactions with related parties shall be disclosed as required under § 210.4-08(k).

3. Other operating costs and expenses. State separately any material amounts not included under caption 2 above.

4. Selling, general and administrative expenses.

5. Provision for doubtful accounts and notes.

6. Other general expenses. Include items not normally included in caption 4 above.  State separately any material item.

Application of this guidance implicitly requires judgment.  The Company believes that costs related to account management and IT project management functions may reasonably be classified as COR.  As the Company implemented its new reporting model, it was determined that a better classification of certain components of such costs would be as S&M and G&A, respectively.  As a result of the completed reporting model work, the Company had a reasonable basis for determining the reclassification amounts.

The Company believes the expanded definition of R&D to be appropriate and we will disclose the impact of the change in previously disclosed amounts in future filings.

We confirm that Acxiom Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Acxiom Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
November 20, 2015

We believe our response addresses your comments. However, we would be happy to speak to you directly if you need additional information or clarification.

Sincerely,
/s/ Warren C. Jenson
Warren C. Jenson
Chief Financial Officer & Executive Vice President

Contact Information:

Warren C. Jenson
warren.jenson@acxiom.com
650-356-3655

Art Kellam
Senior Vice President and Chief Accounting Officer
art.kellam@acxiom.com
501-342-1479

Craig Harrison
Vice President of Corporate Finance
craig.harrison@acxiom.com
501-342-6086